Filed Pursuant to Rule 424(b)(7)

Registration No. 333-135383

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 27, 2006)

726,724 Shares

Abraxis BioScience, Inc.

Common Stock

This prospectus supplement relates to resales of shares of our common stock that may be sold from time to time by the selling stockholder named in this prospectus supplement. We issued the shares of common stock to the selling stockholder upon the exercise of an option grant. We will not receive any of the proceeds from the sale of those shares.

Our common stock is traded on the Nasdaq Global Market under the symbol “ABBI.” On November 2, 2007, the last reported sales price for our common stock on the Nasdaq Global Market was $24.96 per share.

See “ Risk Factors” beginning on page S-4 of this prospectus supplement for factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

November 5, 2007

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front page of this prospectus supplement.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to “Abraxis”, the “Company”, “we”, and “us” refer to Abraxis BioScience, Inc., and “common stock” refers to the common stock, $0.001 par value per share, of Abraxis.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including information under the caption “Risk factors,” the financial statements and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Our Business

Abraxis BioScience, Inc., formerly known as American Pharmaceutical Partners, Inc., or APP, is an integrated global biopharmaceutical company dedicated to meeting the needs of critically ill patients. We develop, manufacture and market one of the broadest portfolios of injectable products and leverage revolutionary technology such as our nab ™ platform to discover and deliver breakthrough therapeutics that transform the treatment of cancer and other life-threatening diseases. The first FDA approved product to use this nab platform, Abraxane®, was launched in 2005 for the treatment of metastatic breast cancer. We believe that we are the only independent U.S. public company with a primary focus on the injectable oncology, anti-infective, anesthetic/analgesic and critical care markets, and we further believe that we offer one of the most comprehensive injectable product portfolios in the pharmaceutical industry. We manufacture products in each of the three basic forms in which injectable products are sold: liquid, powder and lyophilized, or freeze-dried.

Our products are generally used in hospitals, long-term care facilities, alternate care sites and clinics within North America. Unlike the retail pharmacy market for oral products, the injectable pharmaceuticals marketplace is largely made up of end users who have relationships with group purchasing organizations, or GPOs, and/or specialty distributors who distribute products within a particular end-user market, such as oncology clinics. GPOs and specialty distributors generally enter into collective product purchasing agreements with pharmaceutical suppliers in an effort to secure more favorable drug pricing on behalf of their members.

We began in 1996 with an initial focus on U.S. marketing and distribution of injectable pharmaceutical products manufactured by others. In June 1998, we acquired Fujisawa USA, Inc.’s injectable pharmaceutical business, including manufacturing facilities in Melrose Park, Illinois and Grand Island, New York and our research and development facility in Melrose Park, Illinois. We also acquired additional assets in this transaction, including inventories, plant and equipment and abbreviated new drug applications that were approved by or pending with the FDA.

In February 2007, we acquired Pfizer Inc.’s Cruce Davila manufacturing facility in Barceloneta, Puerto Rico. This 56-acre site consists of a 172,000 square foot validated manufacturing plant with capabilities of producing EU-and US-compliant injectable pharmaceuticals, as well as protein-based biologics and metered-dosed inhalers. The acquisition also included a state-of-the-art, computer-controlled 90,000 square foot active pharmaceutical ingredients manufacturing plant (which we have leased back to Pfizer), and two support facilities with quality assurance and laboratories, totaling 262,000 square feet. Commercial operations began at this site in the fourth quarter of 2007 following completion of an FDA inspection.

We operate in two business segments: Abraxis BioScience (ABI), representing the combined operations of Abraxis Oncology and Abraxis Research; and Abraxis Pharmaceutical Products (APP), representing the hospital-based operations. ABI focuses primarily on our internally developed proprietary products, including Abraxane®, and our proprietary product pipeline. APP manufactures and markets one of the broadest portfolio of injectable drugs, including oncology, critical care, anti-infectives, and markets our proprietary anesthetic/analgesic products.

Our Company

We are a Delaware corporation that was formed in December 2001 as successor to a California corporation formed in March 1996. On April 18, 2006, we completed a merger with American BioScience, Inc., or ABI, our former parent. In connection with the closing of that merger, our certificate of incorporation was amended to change our name from American Pharmaceutical Partners, Inc. to Abraxis BioScience, Inc. Our principal office is located at 11755 Wilshire Boulevard, Suite 2000, Los Angeles, California, 90025, and our main telephone number is (310) 826-8505. Our website address is www.abraxisbio.com. Information contained on our website does not constitute a part of this prospectus supplement or the accompanying prospectus, and the reference to our website address is intended to be an inactive textual reference only.

Recent Developments

Separation of Abraxis BioScience

On July 2, 2007, we announced that our board of directors had approved a plan to separate our proprietary business, which includes the Abraxis Oncology and the Abraxis Research divisions, from our hospital-based business, Abraxis Pharmaceutical Products, in a transaction that will result in two independent public companies. We refer to the proprietary business following the separation as “New Abraxis,” which will change its name to Abraxis BioScience, Inc. following the separation. We will continue to operate the hospital-based business following the separation as “New APP” under the name APP Pharmaceuticals, Inc. Each stockholder as of the record date will be entitled to receive shares of both New APP and New Abraxis in connection with the separation of the businesses. Additionally, New APP and New Abraxis expect to enter into a series of agreements, including a separation and distribution agreement, a transition services agreement, an employee matters agreement, a tax allocation agreement and a manufacturing agreement.

We have received commitments for a $1.0 billion term loan and an unfunded $150 million revolving credit facility. A portion of the proceeds raised through the debt financing will be used to repay our existing indebtedness and approximately $725 million will be contributed to New Abraxis immediately prior to the separation. New APP will be responsible for servicing the debt following the separation.

The transaction is expected to be completed in the fourth quarter of 2007, subject to receipt of a favorable private letter ruling from the Internal Revenue Service and an opinion from our tax counsel with respect to the U.S. federal income tax consequences of certain aspects of the proposed separation and related transactions. We received the private letter ruling from the Internal Revenue Service on October 5, 2007. Consummation of the proposed separation is also subject to certain other conditions, including final approval by our board of directors, approval for listing of the New Abraxis common stock on the Nasdaq Global Market, receipt of opinions with respect to solvency and related matters of the parties and the effectiveness of the registration statement registering the New Abraxis common stock to be distributed to our stockholders in connection with the separation. Approval by our stockholders is not required as a condition to the consummation of the proposed separation.

Cenomed Joint Venture

In April 2007, we formed a joint venture with Cenomed, Inc. to create Cenomed BioSciences, LLC. This venture is designed to further the research and development of novel drugs that interact with the central nervous system focused on psychiatric and neurological diseases, including the treatment of schizophrenia, neuroprotection, mild cognitive impairment and memory/attention impairment associated with aging, attention deficit hyperactivity disorder and pain. We made an initial contribution to the joint venture and will help to fund further development of these drugs.

Exclusive License of Intellectual Property Portfolio

In May 2007, we entered into an agreement with the University of Southern California (USC) under which we licensed the exclusive worldwide development and commercialization rights for an intellectual property portfolio of diagnostic protein biomarkers for therapy response, therapy toxicity and disease recurrence in colorectal cancers (CRCs). The intellectual property licensed is based on USC research by Associate Professor of Medicine Heinz-Joseph Lenz and colleagues.

Biocon Agreements

In June 2007, we entered into an agreement with Biocon Limited under which we licensed the right to develop and commercialize a biossimilar version of G-CSF (granulocyte-colony stimulating factor) in North America and the European Union. G-CSF is an haematopoietic growth factor that works by encouraging the bone marrow to produce more white blood cells. Therapeutic G-CSF is primarily used for the treatment of neutropenia, the lowering of the white blood cells that fight infections. Biocon has received regulatory approval from the Drugs Controller General of India, or DCGI, for its G-CSF product for the treatment of neutropenia in cancer patients. Under the terms of the agreement, we paid Biocon a $7.5 million licensing fee following regulatory approval in the licensed territories and will pay royalties to Biocon based on a percentage of net sales under the agreement.

In June 2007, we also entered into an agreement with Biocon Limited under which we granted Biocon the right to market and sell Abraxane® in India, Pakistan, Bangladesh, Sri Lanka, United Arab Emirates, Saudi Arabia, Kuwait and certain other South Asian and Persian Gulf countries. We will receive royalties from Biocon based on the higher of a percentage of net sales or a specified profit split under the license agreement. In October 2007, we received regulatory approval from DCGI to market Abraxane® for the treatment of metastatic breast cancer in India. Commercial introduction of Abraxane® in the Indian market is expected in 2008 following completion of the appropriate importation certifications.

Acquisition of Manufacturing Facility in Phoenix, Arizona

In July 2007, we acquired Watson Pharmaceuticals, Inc.’s sterile injectable manufacturing facility in Phoenix, Arizona. This fully-equipped facility, comprising approximately 200,000 square feet, includes manufacturing as well as chemistry and microbiology laboratories and has the ability to manufacture lyophilized powders, suspension products, and aqueous and oil solutions. In connection with the acquisition, we have agreed to contract manufacture certain injectable products for and on behalf of Watson for a specified period of time.

California NanoSystems Institute

In July 2007, we entered into a research collaboration agreement with the California NanoSystems Institute, or CNSI, at UCLA under which the parties agreed to collaborate on early research in nanobiotechnology for the advancement of new technologies in medicine. Under the agreement, we agreed to contribute $10 million over ten years to fund collaborative projects in the new CNSI building at UCLA. The partnership provides CNSI and our researchers the opportunity to jointly pursue innovative approaches to the diagnosis and treatment of life-threatening diseases, leveraging the complementary resources and skills of both organizations.

RISK FACTORS

Investment in our shares involves a degree of risk. You should consider the following discussion of risks as well as other information in this prospectus supplement and the incorporated documents before purchasing any shares. The risks described below are not the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Proposed Separation

The cost to complete the separation transaction could be significant.

Management estimates that the total cost to complete the proposed separation will be significant and could have a materially negative impact on our operating results and cash flows. Also, there is no guarantee that the proposed separation will be finalized as completion is subject to a number of factors and conditions, including:

•	receipt of an opinion from our tax counsel with respect to the U.S. federal income tax consequences of certain aspects of the proposed separation and related transactions; and

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our ability to satisfy certain conditions precedent, including final approval by our board of directors, approval for listing of the New Abraxis common stock on the Nasdaq Global Market, receipt of opinions with respect to solvency and related matters of the parties and effectiveness of the registration statement filed with the SEC in connection with the proposed separation.

Increased demands on our management team as a result of the proposed separation could distract management’s attention from operating performance in the near term.

Management estimates that the proposed separation will be completed in the fourth quarter of 2007. The complexity of the transaction will require a substantial amount of resources, as well as the use of several cross-functional project teams. We have developed a resource plan to meet such demands; however, there is no guarantee that our business will be uninterrupted during the transition period.

Debt incurred in connection with the separation could adversely affect our operations and financial condition.

We, as New APP following the separation, will be highly leveraged as a result of the separation of New Abraxis. We and/or one or more of our subsidiaries will incur up to $1.0 billion of indebtedness. Such indebtedness, coupled with the restrictions on our ability to issue equity securities following completion of the separation without jeopardizing the intended tax consequences of the separation, could have adverse consequences for our business, financial condition and results of operations, such as:

•	making more difficult the satisfaction of our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, debt service requirements, acquisitions or other cash requirements;

•	limiting our operational flexibility in planning for or reacting to changing conditions in our business and industry;

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requiring dedication of a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of such cash flows to fund working capital, capital expenditures and other general corporate purposes; and

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limiting our ability to compete with companies that are not as highly leveraged, or whose debt is at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns; and

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increasing our vulnerability to economic downturns and changing market conditions or preventing us from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins.

We expect to pay our expenses and to pay the principal and interest on our outstanding debt with funds generated by our operations. Our ability to meet our expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in customer preferences, the success of product and marketing innovations and pressure from competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We may not be able to, at any given time, refinance our debt, sell assets or borrow more money on terms acceptable to us or at all, the failure to do any of which could have adverse consequences for our business, financial condition and results of operations.

We expect the financing arrangements to be entered into in connection with the separation to contain restrictions and limitations that could significantly impact our ability to operate our business.

We expect the agreements governing the indebtedness that we will incur in connection with the separation will contain covenants that, among other things, will limit our ability and/or one or more of our subsidiaries to dispose of assets, to incur additional indebtedness, to incur guarantee obligations, to pay dividends, to create liens on assets, to enter into sale and leaseback transactions, to make investments (including joint ventures), loans or advances, to engage in mergers, consolidations or sales of all or substantially all of their respective assets, to change the business conducted by us or engage in certain transactions with affiliates.

Various risks, uncertainties and events beyond our control could affect our ability to comply with the covenants contained in its debt agreements. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all.

Although the terms of the debt agreements have not been finalized and are subject to changes that may be material, we expect that restrictions in our debt agreements may prevent us from taking actions that would be in the best interest of our business, and may make it difficult to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We expect that our debt agreements may include restrictions such as:

•	restrictions on acquisitions, which may limit our ability to make attractive acquisitions;

•	restrictions on investments, which may prevent us from investing in other companies or entering into joint ventures;

•	restrictions on guarantees, which may prevent us from providing commercially desirable credit support to suppliers, customers or other business partners; and

•	restrictions on incurrence of additional debt, which may further restrict our ability to make acquisitions or investments or to otherwise expand our business.

We cannot assure you that we will be able to generate sufficient cash flow needed to service our indebtedness.

Our ability to make scheduled payments on the expected indebtedness and to fund planned capital expenditures will depend on our ability and that of our subsidiaries to generate cash flow in the future. Our future performance is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In the event that the debt needs to be refinanced, we cannot assure you that we will be able to do so or obtain additional financing. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to service this debt and fund our other liquidity needs.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or seek to obtain additional equity capital, or refinance indebtedness or obtain additional financing. In the future, our cash flow and capital resources may not be sufficient for payments of interest on and principal of this anticipated debt and there can be no assurance that any of, or a combination of, such alternative measures would provide us with sufficient cash flows. In addition, such alternative measures could have an adverse effect on our business, financial condition and results of operations. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our anticipated debt service and other obligations or otherwise risk default under the agreements governing our anticipated indebtedness.

Factors That May Affect Future Results of Operations

If Abraxane® does not achieve strong market acceptance, our future profitability could be adversely affected and we would be unable to recoup the investments made to commercialize this product.

We have made and will continue to make a significant investment in Abraxane®, including costs associated with conducting clinical trials and obtaining necessary regulatory approvals for the use of Abraxane® in other indications and settings and in other jurisdictions, expansion of our marketing, sales and manufacturing staff, the acquisition of paclitaxel raw material, and the manufacture of finished product. The success of Abraxane® in the Phase III trial for metastatic breast cancer and other clinical trials may not be representative of the future clinical trial results for Abraxane® with respect to other clinical indications. The results from clinical, pre-clinical studies and early clinical trials conducted to date may not be predictive of results to be obtained in later clinical trials, including those ongoing at present. Further, the commencement and completion of clinical trials may be delayed by many factors that are beyond our control, including:

•	slower than anticipated patient enrollment;

•	difficulty in finding and retaining patients fitting the trial profile or protocols; and

•	adverse events occurring during the clinical trials.

Although approved by the U.S. Food and Drug Association, or the FDA, for the indication of metastatic breast cancer in January 2005, Abraxane® may not generate sales sufficient to recoup our investment. For the six months ended June 30, 2007, total Abraxane® revenue was $149.6 million, including $18.2 million of previously deferred revenue recognized relating to the co-promotion agreement with AstraZeneca. For the year ended December 31, 2006, total Abraxane® revenue was $174.9 million, including $18.2 million of previously deferred revenue recognized relating to the co-promotion agreement with AstraZeneca. Abraxane® revenue represented approximately 30% and 23% of our total revenue for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively. We anticipate that sales of Abraxane® will remain a significant portion of our total revenue over the next several years and pending completion of the proposed separation. However, a number of pharmaceutical companies are working to develop alternative formulations of paclitaxel and other cancer drugs and therapies, any of which may compete directly or indirectly with Abraxane® and which might adversely affect the commercial success of Abraxane®. Our inability to successfully manufacture, market and commercialize Abraxane® could cause us to lose some of the investment we have made and will continue to make to commercialize this product.

If we are unable to develop and commercialize new products, our financial condition will deteriorate.

Profit margins for a pharmaceutical product generally decline as new competitors enter the market. As a result, our future success will depend on our ability to commercialize the product candidates we are currently developing, as well as develop new products in a timely and cost-effective manner. With respect to our hospital-based operations, we currently have over 25 ANDAs pending with the FDA and over 60 product candidates under development. Successful development and commercialization of our product candidates will require significant investment in many areas, including research and development and sales and marketing, and we may not realize a return on those investments. In addition, development and commercialization of new products are subject to inherent risks, including:

•	failure to receive necessary regulatory approvals;

•	difficulty or impossibility of manufacture on a large scale;

•	prohibitive or uneconomical costs of marketing products;

•	inability to secure raw material or components from third-party vendors in sufficient quantity or quality or at a reasonable cost;

•	failure to be developed or commercialized prior to the successful marketing of similar or superior products by third parties;

•	lack of acceptance by customers;

•	impact of authorized generic competition;

•	infringement on the proprietary rights of third parties;

•	grant of new patents for existing products may be granted, which could prevent the introduction of newly-developed products for additional periods of time; and

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grant to another manufacturer by the FDA of a 180-day period of marketing exclusivity under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, as patents or other exclusivity periods for brand name products expire.

The timely and continuous introduction of new products is critical to our business. Our financial condition will deteriorate if we are unable to successfully develop and commercialize new products.

If sales of our key products decline, our business may be adversely affected.

Our top ten products, including Abraxane® , comprised approximately 65% and 56% of our total revenue for the six months ended June 30, 2007 and year ended December 31, 2006, respectively. Our key products could lose market share or revenue due to numerous factors, many of which are beyond our control, including:

•	lower prices offered on similar products by other manufacturers;

•	substitute or alternative products or therapies;

•	development by others of new pharmaceutical products or treatments that are more effective than our products;

•	introduction of other generic equivalents or products which may be therapeutically interchanged with our products;

•	interruptions in manufacturing or supply;

•	changes in the prescribing practices of physicians;

•	changes in third-party reimbursement practices; and

•	migration of key customers to other manufacturers or sellers.

Any factor adversely affecting the sale of our key products may cause our revenues to decline.

Proprietary product development efforts may not result in commercial products.

We intend to maintain an aggressive research and development program for our proprietary pharmaceutical products. Successful product development in the biotechnology industry is highly uncertain, and statistically very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early stage human clinical trials, may fail to reach the market for a number of reasons, including:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive pre-clinical trial results;

•	the product candidate was not effective in treating a specified condition or illness;

•	the product candidate had harmful side effects in humans or animals;

•	the necessary regulatory bodies, such as the FDA, did not approve a product candidate for an intended use;

•	the product candidate was not economical to manufacture and commercialize;

•	other companies or people have or may have proprietary rights to a product candidate, such as patent rights, and will not let the product candidate be sold on reasonable terms, or at all; or

•	the product candidate is not cost effective in light of existing therapeutics.

If we or our suppliers are unable to comply with ongoing and changing regulatory standards, sales of our products could be delayed or prevented.

Virtually all aspects of our business, including the development, testing, manufacturing, processing, quality, safety, efficacy, packaging, labeling, record-keeping, distribution, storage and advertising and promotion of our products and disposal of waste products arising from these activities, are subject to extensive regulation by federal, state and local governmental authorities in the United States, including the FDA and the Department of Health and Humans Services Office of Inspector General (OIG). Our business is also subject to regulation in foreign countries. Compliance with these regulations is costly and time-consuming.

Our manufacturing facilities and procedures and those of our suppliers are subject to ongoing regulation, including periodic inspection by the FDA and foreign regulatory agencies. For example, manufacturers of pharmaceutical products must comply with detailed regulations governing current good manufacturing practices, including requirements relating to quality control and quality assurance. We must spend funds, time and effort in the areas of production, safety, quality control and quality assurance to ensure compliance with these regulations. We cannot assure that our manufacturing facilities or those of our suppliers will not be subject to regulatory action in the future.

Our products generally must receive appropriate regulatory clearance before they can be sold in a particular country, including the United States. We may encounter delays in the introduction of a product as a result of, among other things, insufficient or incomplete submissions to the FDA for approval of a product, objections by another company with respect to our submissions for approval, new patents by other companies, patent challenges by other companies which result in a 180-day exclusivity period, and changes in regulatory policy during the period of product development or during the regulatory approval process. The FDA has the authority to revoke drug approvals previously granted and remove from the market previously approved products for various reasons, including issues related to current good manufacturing practices for that particular product or in general. We may be subject from time to time to product recalls initiated by us or by the FDA. Delays in obtaining regulatory approvals, the revocation of a prior approval, or product recalls could impose significant costs on us and adversely affect our ability to generate revenue.

Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, consent decrees restricting or suspending our manufacturing operations, delay of approvals for new products, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales and criminal prosecution. Any of these or other regulatory actions could materially adversely affect our business and financial condition.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia, in addition to the District of Columbia, have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. We are continuing to assess our compliance with these state laws. Unless we are in full compliance with these laws, we could face enforcement action and fines and other penalties and could receive adverse publicity, all of which could harm our business.

We may be required to perform additional clinical trials or change the labeling of our products if side effects or manufacturing problems are identified after the products are on the market.

If side effects are identified after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of products, additional clinical trials, changes in labeling of products, and changes to or re-approvals of our manufacturing facilities may be required, any of which could have a material adverse effect on sales of the affected products and on our business and results of operations.

After any of our products are approved for commercial use, we or regulatory bodies could decide that changes to our product labeling are required. Label changes may be necessary for a number of reasons, including the identification of actual or theoretical safety or efficacy concerns by regulatory agencies or the discovery of significant problems with a similar product that implicates an entire class of products. Any significant concerns raised about the safety or efficacy of our products could also result in the need to reformulate those products, to conduct additional clinical trials, to make changes to our manufacturing processes, or to seek re-approval of our manufacturing facilities. Significant concerns about the safety and effectiveness of a product could ultimately lead to the revocation of its marketing approval. The revision of product labeling or the regulatory actions described above could be required even if there is no clearly established connection between the product and the safety or efficacy concerns that have been raised. The revision of product labeling or the regulatory actions described above could have a material adverse effect on sales of the affected products and on our business and results of operations.

The manufacture of our products is highly exacting and complex, and if we or our suppliers encounter production problems, our business may suffer.

All of the pharmaceutical products we make are sterile, injectable drugs. We also purchase some such products from other companies. Additionally, the process for manufacturing the nanometer-sized product Abraxane® is relatively new and unique. The manufacture of all our products is highly exacting and complex, due in part to strict regulatory requirements and standards which govern both the manufacture of a particular product and the manufacture of these types of products in general. Problems may arise during their manufacture due to a variety of reasons including equipment malfunction, failure to follow specific protocols and procedures and environmental factors. If problems arise during the production of a batch of product, that batch of product may have to be discarded. This could, among other things, lead to loss of the cost of raw materials and components used, lost revenue, time and expense spent in investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If such problems are not discovered before the product is released to the market, recall costs may also be incurred. To the extent we experience problems in the production of our pharmaceutical products, this may be detrimental to our business, operating results and reputation. Additionally, we could incur additional costs if we fail to smoothly transfer products to our Puerto Rico manufacturing facility.

Our markets are highly competitive and, if we are unable to compete successfully, our revenue will decline and our business will be harmed.

The markets for injectable pharmaceutical products are highly competitive, rapidly changing and undergoing consolidation. Most of our products are generic injectable versions of brand name products that are still being marketed by proprietary pharmaceutical companies. The first company to market a generic product is often initially able to achieve high sales, profitability and market share with respect to that product. Prices, revenue and market size for a product typically decline, however, as additional generic manufacturers enter the market.

We face competition from major, brand name pharmaceutical companies as well as generic manufacturers such as Hospira, Inc., Bedford Laboratories, Baxter Laboratories (including Elkin-Sinn), SICOR Inc. (acquired by Teva Pharmaceuticals USA) and Mayne Pharma (acquired by Hospira, Inc.) and, in the future, increased competition from new, foreign competitors. Smaller and foreign companies may also prove to be significant competitors, particularly through collaboration arrangements with large and established companies. Abraxane® competes, directly or indirectly, with the primary taxanes in the market place, including Bristol-Myers Squibb’s Taxol® and its generic equivalents, Sanofi-Aventis’ Taxotere® and other cancer therapies. Many pharmaceutical companies have developed and are marketing, or are developing, alternative formulations of paclitaxel and other cancer therapies that may compete directly or indirectly with Abraxane®. Many of our competitors have significantly greater research and development, financial, sales and marketing, manufacturing, regulatory and other resources than us. As a result, they may be able to devote greater resources to the development, manufacture, marketing or sale of their products, receive greater resources and support for their products, initiate or withstand substantial price competition, more readily take advantage of acquisition or other opportunities, or otherwise more successfully market their products.

Any reduction in demand for our products could lead to a decrease in prices, fewer customer orders, reduced revenues, reduced margins, reduced levels of profitability, or loss of market share. These competitive pressures could adversely affect our business and operating results.

We face uncertainty related to pricing and reimbursement and health care reform.

In both domestic and foreign markets, sales of our products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, health maintenance organizations and other health care-related organizations. Effective January 1, 2006, we received a unique reimbursement “J” code for Abraxane® from the Centers for Medicare and Medicaid Services. That code allows providers to bill Medicare for the use of Abraxane®. We believe that most major insurers reimburse providers for Abraxane® use consistent with the FDA-approved indication, which we believe is consistent with the reimbursement practices of major insurers for other drugs containing paclitaxel for the same indication. However, reimbursement by such payors is presently undergoing reform, and there is significant uncertainty at this time how this will affect sales of certain pharmaceutical products. There is possible U.S. legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare, the importation of prescription drugs that are marketed outside the U.S. and sold at prices that are regulated by governments of various foreign countries.

Medicare, Medicaid and other governmental reimbursement legislation or programs govern drug coverage and reimbursement levels in the United States. Federal law requires all pharmaceutical manufacturers to rebate a percentage of their revenue arising from Medicaid-reimbursed drug sales to individual states. Generic drug manufacturers’ agreements with federal and state governments provide that the manufacturer will remit to each state Medicaid agency, on a quarterly basis, 11% of the average manufacturer price for generic products marketed and sold under abbreviated new drug applications covered by the state’s Medicaid program. For proprietary products, which are marketed and sold under new drug applications, manufacturers are required to rebate the greater of (a) 15.1% of the average manufacturer price or (b) the difference between the average manufacturer price and the lowest manufacturer price for products sold during a specified period.

Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of health care. Existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we develop in the future. In addition, third-party payers are increasingly challenging the price and cost-effectiveness of medical products and services and litigation has been filed against a number of pharmaceutical companies in relation to these issues. Additionally, significant uncertainty exists as to the reimbursement status of newly approved injectable pharmaceutical products. Our products may not be considered cost effective or adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an adequate return on our investment.

If we are unable to maintain our key customer arrangements, sales of our products and revenue would decline.

Almost all injectable pharmaceutical products are sold to customers through arrangements with group purchasing organizations, or GPOs, and distributors. The majority of hospitals contract with the GPO of their choice for their purchasing needs. We currently derive, and expect to continue to derive, a large percentage of our revenue from customers that are members of a small number of GPOs. Currently, fewer than ten GPOs control a large majority of sales to hospital customers.

We have purchasing arrangements with the major GPOs in the United States, including AmeriNet, Inc., Broadlane Healthcare Corporation, Consorta, Inc., MedAssets Inc., Novation, LLC, Owen Healthcare, Inc., PACT, LLC, Premier Purchasing Partners, LP, International Oncology Network, or ION, National Oncology Alliance, or NOA, and U.S. Oncology, Inc. In order to maintain these relationships, we believe we need to be a reliable supplier, offer a broad product line, remain price competitive, comply with FDA regulations and provide high-quality products. The GPOs through which we sell our products also have purchasing agreements with other manufacturers that sell competing products and the bid process for products such as ours is highly competitive. Most of our GPO agreements may be terminated on short notice. If we are unable to maintain our arrangements with GPOs and key customers, sales of our products and revenue would decline.

The strategy to license rights to or acquire and commercialize proprietary, biological injectable or other specialty injectable products may not be successful, and we may never receive any return on our investment in these product candidates.

We may license rights to or acquire products or technologies from third parties. Additionally, we are in the process of establishing our capabilities in biologic generic products so that we may be able to offer such products when regulatory approvals and patents allow for such products. Other companies, including those with substantially greater financial and sales and marketing resources, will compete with us to license rights to or acquire these products. We may not be able to license rights to or acquire these proprietary or other products or technologies on acceptable terms, if at all. Even if we obtain rights to a pharmaceutical product and commit to payment terms, including, in some cases, significant up-front license payments, we may not be able to generate product sales sufficient to create a profit or otherwise avoid a loss.

A product candidate may fail to result in a commercially successful drug for other reasons, including the possibility that the product candidate may:

•	be found during clinical trials to be unsafe or ineffective;

•	fail to receive necessary regulatory approvals;

•	be difficult or uneconomical to produce in commercial quantities;

•	be precluded from commercialization by proprietary rights of third parties; or

•	fail to achieve market acceptance.

The marketing strategy, distribution channels and levels of competition with respect to any licensed or acquired product may be different from those of our current products, and we may not be able to compete favorably in any new product category.

We are subject to restrictive and negative covenants under our $450 million three-year revolving credit facility, which may prevent us from capitalizing on business opportunities and taking some actions.

In April 2006, we entered into a credit agreement with a syndicate of banks for a $450 million three-year unsecured revolving credit facility, with a sub-limit for up to $10 million for standby and commercial letters of credit and $20 million for swing line loans. Among other things, the credit agreement restricts the payment of dividends by us, and restricts our ability to incur indebtedness and make advances or loans to third parties. In addition, our ability to borrow under this credit facility is subject to our ongoing compliance with certain financial and other covenants, such as minimum net worth, maximum funded debt to EBITDA ratio and maximum EBITDA to interest expense ratio. These operational and financial covenants could hinder our ability to finance future operations or capital needs or to pursue available business opportunities, including the possible purchase of additional facilities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under this credit facility. If a default occurs, the relevant lenders could elect to declare the outstanding indebtedness, together with accrued interest and other fees, to be immediately due and payable. Further, we may require additional capital in the future to expand business operations, acquire businesses or facilities, or replenish cash expended sooner than anticipated and such additional capital may not otherwise be available on satisfactory terms. We were in compliance with all covenants under the credit agreement as of June 30, 2007.

Our chief executive officer and entities affiliated with him own a significant percentage of our common stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

As of June 30, 2007, our chief executive officer and entities affiliated with him owned approximately 84% of our common stock, excluding treasury shares. Accordingly, they have the ability to significantly influence all matters requiring stockholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. Although these entities have executed a corporate governance and voting agreement in connection with the merger, that agreement will terminate by its terms no later than the 2007 annual stockholders’ meeting. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent our stockholders from receiving a premium in such a transaction. This significant concentration of stock ownership may adversely affect the market for and trading price of our common stock if investors perceive that conflicts of interest may exist or arise.

We depend heavily on the principal members of our management and research and development teams, the loss of whom could harm our business.

We depend heavily on the principal members of our management and research and development teams. Each of the members of the executive management team is employed “at will.” Only Carlo Montagner, president of the Abraxis Oncology division, and Lisa Gopalakrishnan, our chief financial officer, have employment agreements with us. The loss of the services of any member of the executive management team may significantly delay or prevent the achievement of product development or business objectives.

To be successful, we must attract, retain and motivate key employees, and the inability to do so could seriously harm our operations.

To be successful, we must attract, retain and motivate executives and other key employees. We face competition for qualified scientific, technical and other personnel, which may adversely affect our ability to attract and retain key personnel. We also must continue to attract and motivate employees and keep them focused on our strategies and goals. As a pharmaceutical company that markets, sells and distributes both hospital-based generic injectable products and proprietary pharmaceutical products, we have in the past experienced some difficulty in attracting and retaining key employees. We believe this difficulty is primarily due to the issues related to compensating employees that sell one of these two different types of products. We believe that the separation and related transactions will facilitate the resolution of the compensation issues that have arisen as a result of the operation of two different businesses within a single company.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which will limit our ability to manufacture our products on a timely basis and harm our operating results.

The manufacture of our products requires raw materials and other components that must meet stringent FDA requirements. Some of these raw materials and other components are available only from a limited number of sources. Additionally, our regulatory approvals for each particular product denote the raw materials and components, and the suppliers for such materials, we may use for that product. Obtaining approval to change, substitute or add a raw material or component, or the supplier of a raw material or component, can be time consuming and expensive, as testing and regulatory approval are necessary. If our suppliers are unable to deliver sufficient quantities of these materials on a timely basis or we encounter difficulties in our relationships with these suppliers, the manufacture and sale of our products may be disrupted, and our business, operating results and reputation could be adversely affected.

Other companies may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use, offer for sale and sale of pharmaceutical products have been subject to substantial litigation in the pharmaceutical industry. These lawsuits relate to the enforceability, validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies which market generic products focus their development efforts on products with expiring patents. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain claims that conflict with our products. We are subject to infringement claims from time to time in the ordinary course of our business, and third parties could assert infringement claims against us in the future with respect to our current products, products we may develop or products we may license. In addition, our patents and patent applications, or those of our licensors, could face other challenges, such as interference, opposition and reexamination proceedings. Any such challenge, if successful, could result in the invalidation of, or a narrowing of scope of, any such patents and patent applications. Litigation or other proceedings could force us to:

•	stop or delay selling, manufacturing or using products that incorporate or are made using the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of key management and technical personnel.

We are currently involved in a patent infringement lawsuit with Élan Pharmaceutical Int’l Ltd. In this lawsuit, Élan alleged that we willfully infringed upon two of their patents by asserting that Abraxane® uses technology protected by Élan -owned patents. Élan is seeking unspecified damages and an injunction. In August 2006, we filed a response to Élan’s complaint contending that we did not infringe on the Élan patents and that the Élan patents are invalid. The trial has been set to begin in June 2008.

Our inability to protect our intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell our products.

We rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and patent protection to preserve our competitive position. Our patents and those for which we have or will license rights, including for Abraxane®, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. Third-party patents could reduce the coverage of the patents licensed, or that may be license to or owned by us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

We may not be able to prevent third parties from infringing or using our intellectual property. We generally control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite our efforts to protect this proprietary information, however, unauthorized parties may obtain and use information that we regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to our technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

The U.S. Patent and Trademark Office and the courts have not established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

We may become subject to federal false claims or other similar litigation brought by private individuals and the government.

The Federal False Claims Act allows persons meeting specified requirements to bring suit alleging false or fraudulent Medicare or Medicaid claims and to share in any amounts paid to the government in fines or settlement. These suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claim action, pay fines and/or be excluded from Medicare and Medicaid programs. Federal false claims litigation can lead to civil monetary penalties, criminal fines and imprisonment and/or exclusion from participation in Medicare, Medicaid and other federally funded health programs. Other alternate theories of liability may also be available to private parties seeking redress for such claims. A number of parties have brought claims against numerous pharmaceutical manufacturers, and we cannot be certain that such claims will not be brought against us, or if they are brought, that such claims might not be successful.

We may need to change our business practices to comply with changes to, or may be subject to charges under, the fraud and abuse laws.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including the federal Anti-Kickback Statute and its various state analogues, the federal False Claims Act and marketing and pricing laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs such as Medicare and Medicaid. We may have to change our advertising and promotional business practices, or our existing business practices could be challenged as unlawful due to changes in laws, regulations or rules or due to administrative or judicial findings, which could materially adversely affect our business.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. Historically, we have carried product liability insurance and we expect to continue to carry such policies. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention and adversely affect our reputation and the demand for our products.

Future sales of substantial amounts of our common stock may adversely affect our market price.

In connection with our merger with ABI, we issued a significant number of additional shares of our common stock to a small number of former ABI shareholders. Although such shares are not immediately freely tradable, we have granted registration rights to the former ABI shareholders to permit the resale of the shares of our common stock that they have received in the merger. Future sales of substantial amounts of our common stock into the public market, or perceptions in the market that such sales could occur, may adversely affect the prevailing market price of our common stock.

Our stock price has been volatile in response to market and other factors.

The market price for our common stock has been and may continue to be volatile and subject to price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

•	the concentration of the ownership of our shares by a limited number of affiliated stockholders may limit interest in our securities;

•	variations in quarterly operating results from the expectations of securities analysts or investors;

•	revisions in securities analysts’ estimates or reductions in security analysts’ coverage;

•	announcements of technological innovations or new products or services by us or our competitors;

•	reductions in the market share of our products;

•	the inability to increase the market share of Abraxane® at a sufficient rate;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	general technological, market or economic trends;

•	investor perception of our industry or prospects;

•	insider selling or buying;

•	investors entering into short sale contracts;

•	regulatory developments affecting our industry; and

•	additions or departures of key personnel.

SELLING STOCKHOLDER

We are registering for resale the shares of our common stock covered by this prospectus supplement on behalf of the stockholder identified below. The stockholder acquired the shares of common stock from us upon the exercise of an option grant to the stockholder. We are registering the shares to permit the stockholder and its pledgees, donees, transferees and other successors-in-interest that receive their shares from the stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus supplement to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the stockholder;

•	the number and percent of shares of our common stock that the stockholder beneficially owned prior to the offering for resale of the shares under this prospectus supplement;

•	the number of shares of our common stock that may be offered for resale for the account of the stockholder under this prospectus supplement; and

•

the number and percent of shares of our common stock to be beneficially owned by the stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by the stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the stockholder may offer under this prospectus supplement. We do not know how long the stockholder will hold the shares before selling them or how many shares he will sell, and we currently have no agreements, arrangements or understandings with the stockholder regarding the sale of any of the resale shares. The shares offered by this prospectus supplement may be offered from time to time by the stockholder listed below.

This table is prepared solely based on information supplied to us by the listed stockholder and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 159,922,052 shares of our common stock issued and outstanding on October 31, 2007, excluding treasury shares, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Stockholder	Number	Percent		Number	Percent
Derek J. Brown	772,423	*	726,724	45,699	*

*	Represents less than 1% of our common stock.

PLAN OF DISTRIBUTION

The selling stockholder may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq Global Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

The selling stockholder may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholder also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling stockholder may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholder and broker-dealers that participate with the selling stockholder in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

The selling stockholder has advised us that he has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholder. We will make copies of this prospectus supplement available to the selling stockholder and have informed him of the need to deliver copies of this prospectus supplement to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholder has agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

Upon notification to us by the selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file an amendment to this prospectus supplement, if required, disclosing:

•	the name of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus supplement; and

•	other facts material to the transaction.

In addition, upon being notified by the selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file an amendment to this prospectus supplement.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale shares by the selling stockholder. All proceeds from the sale of the resale shares will be solely for the accounts of the selling stockholder.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Morrison & Foerster LLP.